UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549


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                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                       PURSUANT TO RULE 13A-16 OR 15D-16
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                    May 2005

                                Barclays PLC and
                               Barclays Bank PLC
                             (Names of Registrants)

                               54 Lombard Street
                                London EC3P 3AH
                                    England
                    (Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.


                           Form 20-F x     Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.


                                  Yes     No x

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):


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This Report is a joint Report on Form 6-K filed by Barclays PLC and Barclays
Bank PLC. All of the issued ordinary share capital of Barclays Bank PLC is owned by Barclays PLC.

This Report comprises:

Information given to The London Stock Exchange and furnished pursuant to General Instruction B to the General Instructions to Form 6-K.


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                                 EXHIBIT INDEX


Trading Statement announcement dated May 26, 2005


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                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, each of the registrants has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                     BARCLAYS PLC
                                                     (Registrant)

Date: May 26, 2005                                By:   /s/ Patrick Gonsalves
                                                         ----------------------
                                                         Patrick Gonsalves
                                                         Deputy Secretary

                                                     BARCLAYS BANK PLC
                                                     (Registrant)


Date: May 26, 2005                                 By:   /s/ Patrick Gonsalves
                                                         ----------------------
                                                         Patrick Gonsalves
                                                         Joint Secretary


                                                                   26th May 2005
                                  BARCLAYS PLC
                                 TRADING UPDATE

Barclays PLC ("Barclays") will host a conference call at 09.00 (BST) today. A recording of the conference call will be posted on the Investor Relations website.

Key trends set out below, unless stated otherwise, relate to the three months to 31st March 2005 and are compared to the corresponding three months of 2004. Trends in income and expenses are expressed after the deduction of 'net insurance claims and benefits paid' (see International Financial Reporting Standards section below for details).

Group Performance Commentary

John Varley, Group Chief Executive, commented: "Barclays has delivered good profit growth in the first quarter of 2005. We have accelerated the implementation of our strategic agenda by organic investment and acquisition. This strategy is continuing to deliver positive results and greater portfolio diversification by business type and geography."

Individual Business Commentary

UK Banking performed well and is making good progress towards achieving its 2005 productivity target. UK Business Banking continued to perform strongly, as a result of good income growth reflecting balance sheet momentum and well-controlled risk. UK Retail Banking income was broadly flat with growth in current accounts offset by weaker income from the mortgage business and retail savings. Operating expenses were well controlled and impairment losses were in line with expectations.

Barclays Capital continued to deliver very strong profit growth reflecting the successful impact of investment made in prior periods. Income growth was well spread with both primary and secondary income higher. Operating expenses increased at the same rate as net revenues, reflecting continued investment in the business and performance related pay. Risk remained well controlled with impairment losses in line with the 2004 experience.

Barclays Global Investors continued its excellent broad based performance through a combination of good investment results, strong net new asset inflows, and further significant growth in exchange traded funds.

Private Clients performed well. Income growth reflected good balance sheet volumes and improved advisory activities. Operating expenses were broadly in line with the prior year.

Private Clients - closed life assurance activities performance was broadly stable. Costs for endowment redress remained consistent with the 2004 experience.

Barclaycard income growth was good, reflecting a solid performance across the diversified UK cards and loans businesses and strong momentum in the International cards business. Barclaycard continued to see growth in average UK extended credit balances in cards and in loan balances. Operating expenses increased, predominantly due to the inclusion of the Juniper business. Impairment losses rose significantly reflecting increased delinquent balances and severity rates in the UK cards business and changes in recognition methodology. The impact of higher impairment losses, combined with the continued investment in the business, more than offset the improved income performance.

International Retail and Commercial Banking performed strongly. Income growth was supported by balance sheet expansion in Spain, Italy, Portugal and Africa. Operating expenses increased reflecting continued investment in the business and volume growth. The business benefited from investment realisations during the first quarter.

Group Income

Income growth was good and broad based, with a strong contribution from net trading income and investment income and good growth in net interest income and fees and commissions.

The impact of income from insurance activities and consequent claims and benefits paid was significantly lower, reflecting the implementation of IFRS 4 from 1st January 2005 and a decline in the investment returns attributable to policyholders.

Balance sheet growth since 1st January 2005 has been good. Retail and commercial banking net interest margins were broadly stable relative to the full year 2004 position.

Group Operating Expenses

Operating expenses increased in line with the rate of income growth. The increase was primarily attributable to continued investment in and expansion of the global product businesses, the development of International Retail and Commercial Banking and costs associated with the head office relocation. The Group cost:income ratio was stable.

Risk Management

The corporate businesses performed strongly with a continued fall in potential credit risk loans leading to lower impairment losses. The slowdown across the UK consumer credit sector resulted in a rise in potential credit risk loans and a consequent increase in impairment losses. The increase in delinquencies was most noticeable in credit cards with a significantly smaller impact in consumer loans and mortgages. The delinquency trends in overdrafts were broadly stable.

Market risk continued to be well controlled. Average DVaR in Barclays Capital during the first quarter was in line with that of the second half of 2004.

Recent Developments

Barclays announced its intention to make a firm offer for up to 60% of the issued share capital of the South African bank Absa on 9th May 2005. The transaction is expected to be immediately accretive to earnings per share and to contribute positive economic profit in the first full year following acquisition. The transaction is expected to be financed from a combination of available resources and preference share finance.


2005 Outlook

In line with guidance given in February 2005, Barclays continues to target double digit income growth with expense growth broadly in line with income growth. The targets exclude the impact of any significant acquisitions and disposals made in 2005. Based on current trends Barclays now expects impairment losses for 2005 to be somewhat higher than the last published Risk Tendency.

International Financial Reporting Standards (IFRS)

The IFRS Transition Report 2004/05 was published on 11th May 2005. The report included the financial results for 2004 restated under IFRS together with the opening balance sheet position as at 1st January 2005.

The 2005 results show the first time application of IAS 32 (Financial
Instruments: Disclosure and Presentation) and IAS 39 (Financial Instruments:
Recognition and Measurements) including those impacts relating to liability and equity classifications, hedging, impairment and effective interest calculations.

Under IFRS insurance business is consolidated on a line by line basis rather than the previous recognition of the change in embedded value and net premiums on insurance underwriting within other operating income. This has an impact on operating income and operating expenses but no impact on profits.

In addition, IFRS 4 (Insurance Contracts) requires the separation of investment and insurance contracts and for these to be treated in accordance with their classification. Over half of the life assurance activities of the Group will be accounted for as investment business in 2005 whereas all of these activities were accounted for as insurance business in 2004.

Trading Update conference call and webcast details

The Group Finance Director's briefing will be available as a live conference call at 09.00 (BST) on Thursday, 26th May 2005. The telephone number for UK callers is 0845 301 4020 (+44 20 7663 4861 for all other locations), with the access code 'Barclays Trading Update'. The briefing will also be available as a live audio webcast on the Investor Relations website at: www.investorrelations.barclays.co.uk and a recording will be posted on the website later.

Timetable

2005 Interim Results Announcement           Friday, 5th August 2005
Ex Dividend Date                            Wednesday, 17th August 2005
Dividend Record Date                        Friday, 19th August 2005
Dividend Payment Date                       Monday, 3rd October 2005

All dates are provisional and subject to change.

For further information please contact:

Investor Relations                          Media Relations
Mark Merson/James S Johnson                 Chris Tucker/Leigh Bruce
+44 (0) 20 7116 5752/2927                   +44 (0) 20 7116 6223/6083



This document contains certain forward-looking statements within the meaning of
Section 21E of the US Securities Exchange Act of 1934, as amended, and Section 27A of the US Securities Act of 1933, as amended, with respect to certain of the Group's plans and its current goals and expectations relating to its future financial condition and performance. These forward-looking statements can be identified by the fact that they do not relate only to historical or current facts. Forward-looking statements sometimes use words such as "anticipate", "target", "expect", "estimate", "intend", "plan", "goal", "believe", or other words of similar meaning. By their nature, forward-looking statements involve risk and uncertainty because they relate to future events and circumstances, including, but not limited to the further development of standards and interpretations under IFRS applicable to past, current and future periods, evolving practices with regard to the interpretation and application of standards under IFRS and pending tax elections with regards to certain subsidiaries as well as UK domestic and global economic and business conditions, market related risks such as changes in interest rates and exchange rates, the policies and actions of governmental and regulatory authorities, changes in legislation, the outcome of pending and future litigation and the impact of competition, a number of which factors are beyond the Group's control. As a result, the Group's actual future results may differ materially from the plans, goals, and expectations set forth in the Group's forward-looking statements. Any forward-looking statements made by or on behalf of Barclays speak only as of the date they are made. Barclays does not undertake to update forward-looking statements to reflect any changes in Barclays expectations with regard thereto or any changes in events, conditions or circumstances on which any such statement is based. The reader should, however, consult any additional disclosures that Barclays has made or may make in documents it has filed or may file with the SEC including its most recent Annual Report on Form 20-F.